3/11/03

03012159

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR 0 3 2003 PROCESSING SECTION WASH. D.C. 165

SEC FILE NUMBER
8-34082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Financial Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N Scottsdale Rd, Suite D-120
(No. and Street)

Scottsdale (City) AZ (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Fischer (480) 951-0079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. C. Acosta, CPA, PC
(Name – *if individual, state last, first, middle name*)

11333 N Scottsdale Rd, Suite 130, Scottsdale, AZ 85254
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 2 0 2003

OATH OR AFFIRMATION

I, George Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Equity Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTI BRADY
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18, 2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. ***
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*** See Note F to the Financial Statements.

Financial Statements
Independent Auditors' Report
and Supplemental Reports/Schedules

First Financial Equity Corporation and Subsidiary

December 31, 2002

CONTENTS

R.C. Acosta, CPA, PC
Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480·951·5080
FAX 480·951·2541

Independent Auditors' Report

Board of Directors
First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation (an Arizona "S" Corporation) and its wholly owned subsidiary, Mortgages at First Financial, L.L.C. (an Arizona Limited Liability Company) as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims and general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and its wholly owned subsidiary, Mortgages at First Financial, L.L.C. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

R.C. Acosta, CPA, PC

Scottsdale, Arizona
February 28, 2003

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	61,893
Other Accrued Expenses		109,608
Current Portion of Long-Term Liabilities		16,441
Total Current Liabilities		187,942
LONG-TERM LIABILITIES		
Capital Lease Obligation, Less Current Portion		28,570
COMMITMENTS AND CONTINGENCIES		—
SHAREHOLDERS' EQUITY		
Common Stock, $.01 Par Value, 100,000 Shares Authorized, Issued, and Outstanding		1,000
Paid In Capital		292,106
Retained Earnings		251,265
Total Stockholder's Equity		544,371
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	760,883

The accompanying notes are an integral part of this statement.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Operations
For the Year Ended December 31, 2002
(See Independent Auditors' Report)

REVENUES		
Commissions - Trading	$	2,426,291
Commissions and Fees - Investment Banking		88,140
Commissions - Mortgages		174,868
Other Revenues		477,814
Net Investment Gains (Losses) - Realized		79,188
Net Investment Gains (Losses) - Unrealized		(7,733)
Other Income		82,643
Total Revenues		3,321,211
OPERATING EXPENSES		
Clearing Charges		339,718
Commissions and Bonuses		1,278,458
General and Administrative		1,822,185
Advertising		14,326
Total Operating Expenses		3,454,687
Loss From Operations		(133,476)
OTHER INCOME (EXPENSE)		
Interest Income		13,270
Interest Expense		(9,029)
Total Other Income (Expense)		4,241
LOSS PRIOR TO MINORITY INTEREST		(129,235)
LESS: MINORITY INTEREST		(13,907)
NET LOSS	$	(143,142)

... an integral part of this statement.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2002
(See Independent Auditors' Report)

	Common Stock	Paid In Capital	Retained Earnings	Members Equity - Minority Interest
Balance December 31, 2001	$ 1,000	$ 262,037	$ 394,407	$ 6,173
Paid In Capital		30,069		
Net Income (Loss)			(143,142)	13,907
Shareholder Distributions			-	(20,080)
Balance December 31, 2002	$ 1,000	$ 292,106	$ 251,265	$ -

The accompanying notes are an integral part of this statement.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2002
(See Independent Auditors' Report)

Cash Flows from Operating Activities:	
Net Loss	$ (143,142)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation	22,345
Unrealized Loss on Trading Securities	7,733
(Gain) on Sale of Marketable Securities	(79,188)
Decrease in Deposits with Clearing Organization	111
Decrease in Accounts Receivable	4,509
Decrease in Due from Correspondent Brokers	1,887
(Increase) in Commissions Receivable	(9,275)
(Increase) in Advances - Employees	(11,250)
(Increase) in Prepaid Expenses	(5,506)
(Increase) in Deposits	(7,445)
(Decrease) in Accounts Payable and Accrued Expenses	(6,823)
Total Adjustments	(82,902)
Net Cash Used in Operating Activities	(226,044)
Cash Flows from Investing Activities:	
Purchase of Fixed Assets	(3,827)
Proceeds from Advances to Shareholders	41,890
Proceeds from Advances - Affiliate	10,475
Net Cash Provided by Investing Activities	48,538
Cash Flow Provided by Financing Activities	
Proceeds from Shareholder Contributions	46,366
Payment of Member Distributions	(20,080)
Payments on Capital Lease Obligation	(13,757)
Net Cash Provided by Financing Activities	12,529
Net (Decrease) in Cash and Cash Equivalents	(164,977)
Cash and Cash Equivalents at Beginning of Year	335,371
Cash and Cash Equivalents at End of Year	$ 170,394
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Interest	$ 8,992
Supplemental Schedule of Noncash Investing and Financing Transactions:	
Shareholder Contribution of Marketable Securities	$ 72,200
Acquisition of Equipment Under Obligation for Capital Lease	$ 33,523

The accompanying notes are an integral part of this statement.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Notes to Financial Statements
December 31, 2002
(See Independent Auditors' Report)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

A summary of First Financial Equity Corporation and its wholly owned subsidiary, Mortgages at First Financial, L.L.C., (the Company's) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Organization and Nature of Operations

First Financial Equity Corporation (an Arizona S-Corporation) (FFEC) engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in real estate and other securities. The Company operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), and is subject to federal and state securities laws. The Company processes its trades through one clearing broker-dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. The Company was incorporated on May 1, 1985 and began operations on that date. The Company has adopted a fiscal year end of December 31.

FFEC's wholly owned subsidiary, Mortgages at First Financial, L.L.C. (an Arizona limited liability company) (MFF) engages in the business of mortgage brokerage. MFF is approved and regulated by the State Banking Department of Arizona. MFF was operating under a memorandum of understanding signed by all three original members. During the year ended December 31, 2002, two members of MFF terminated their interest in MFF with those interests being acquired by FFEC. The managing member for MFF is FFEC.

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes. Separate tax returns are prepared for First Financial Equity Corporation and Mortgages at First Financial, L.L.C.

Principles of Consolidation

During the year FFEC obtained sole ownership of the membership interest of its wholly owned subsidiary, MFF, and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation. Minority interest for members that have terminated their interest during the year is shown as an increase to net loss.

Bad Debts

The Company uses the direct write-off method regarding accounts receivable. Due to the immateriality when comparing the allowance for doubtful accounts method and the direct write-off method for the year, the direct write-off method approximates generally accepted accounting principles.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks, which exceeded the related federal deposit insurance by $251,978 as of December 31, 2002.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investments

As a broker-dealer, the Company is not subject to the requirements of FAS 115 for accounting for investments. The Company accounts for its marketable securities as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. In computing the realized gains and losses on the sale of securities, the Company uses the first-in-first-out method to identify the basis of the securities sold.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2002 was $22,345.

Short Sale Obligations

The Company accounts for its short sale obligations as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Revenues

The Company's main source of revenue is from trading commissions. The Company, as a broker-dealer, records trading commissions gross. The Company processes trades on the stock market for clients. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds for initial investments and transfers also know as trailers. These funds are earned when transactions are generated by brokers. The mutual funds issue commission checks to the company weekly for initial placements. Trailer commissions are generally paid quarterly. The Company also received income from investment banking commissions during the year. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber. In accordance with selling agreements, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods. A minimum commission is received if the offering does not close. The Company also receives commissions from the placement of residential mortgages with financing institution. These commissions are based upon a percentage of the loan as agreed to between the financing institution and the Company.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $14,326 for the year ended December 31, 2002.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the stockholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes.

It is the intent of the members of MFF that the entity shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No Member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of MFF will therefore be reported on the Members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

NOTE B – RELATED PARTY TRANSACTIONS

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2002:

Due to/from Related Parties:	
Loans to Shareholders	$ 22,146
Interest Receivable - Shareholders	$ 1,378
Interest Income - Shareholders'	$ 4,506
Interest Expense - Affiliate	$ 44

Fischer Investment Advisors, Inc. (FIA) is an affiliated company by virtue of common ownership.

The Company loaned money to George Fischer, the Company's majority shareholder during the year ended December 31, 2002. The balance of the loan due from Mr. Fischer as of December 31, 2002 was $-0- and interest income on that loan was $3,128 for the year ended December 31, 2002. To Company also loaned money to Ross Sindelar, a minority shareholder during the year ended December 31, 2002. The balance of the loan due from Mr. Sindelar as of December 31, 2002 was $22,146 and interest receivable on that loan was $1,378. To Company also loaned money to Fischer Investment Advisors, Inc. during the year ended December 31, 2002. The balance of the loan due from Fischer Investment Advisors, Inc. as of December 31, 2002 was $-0- and interest receivable on that loan was $-0-.

NOTE C – NOTES RECEIVABLE

The Company loaned money to OneSource Technologies, Inc. during the year as evidenced by two unsecured promissory notes with a combined amount of $45,000 payable on demand with interest to be paid at 10% per annum. The balance of the loans due from OneSource Technologies, Inc. as of December 31, 2002 was $45,000 and interest receivable on that loan was $11,398.

NOTE D – NET CAPITAL REQUIREMENTS

FFEC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. FFEC has elected not to use consolidated amounts for its net capital requirements and therefore did not request approval from the examining authority of the National Association of Securities Dealers, Inc. (NASD). At December 31, 2002, the Company had total equity of $544,371 including minority member transactions with a net reduction of $30,190, resulting in unconsolidated shareholders' equity of $574,561 for FFEC. FFEC had net capital of $302,008, which was $52,008 in excess of its minimum net capital requirement of $250,000. Aggregate indebtedness at December 31, 2002 was $213,368.

NOTE E – COMMITMENTS AND CONTINGENCIES

Client Settlements

The Company reached out-of-court settlements with three clients in the amount of $8,012. These amounts were paid in full during the year ended December 31, 2002.

Capital Lease

The Company entered into a capital lease agreement with Great American Leasing to acquire computer equipment effective June 26, 2001 with a present value of $27,452. The effective interest rate was 12.631%. The economic substance of the lease is that the Company is financing the acquisition through the lease, and accordingly, it is recorded in the Company's assets and liabilities. This lease includes a bargain purchase option at the end of the lease term.

The Company entered into an amendment to the capital lease that was executed on December 26, 2001 with a present value of $33,523. The obligation relating to this amendment and the related asset was recorded on the books for the Company when the equipment was placed in service during January 2002.

The following is an analysis of the leased assets included in property and equipment at December 31, 2002.

Equipment	$ 60,975
Less: Accumulated depreciation	(14,940)
	$ 46,035

The following is a schedule by years of the future minimum payments required under the capital lease are as follows:

For the year ended December 31,	
2003	$ 21,196
2004	21,196
2005	10,297
Total minimum lease payments	52.689
Less: Amount representing interest	(7,678)
Present value of minimum lease payments	45,011
Less: Current Portion	16,441
Present value of minimum lease payments	$ 28,570

Total payments made in year ended December 31, 2002 were $20,162 of which $6,405 was interest expense and $13,757 was applied to principal balance.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Notes to Financial Statements
December 31, 2002
(See Independent Auditors' Report)

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases

The Company entered into a lease agreement for office space from CMD Properties, Inc. effective January 1, 2002 and terminating June 30, 2009. The Company has also entered into an agreement to sub-lease additional office space from Capital Title Agency, Inc, effective November 1, 2001 and terminating December 31, 2004. During the year ended December 31, 2002 total rent expense paid to CMD Properties, Inc. was $221,584 and to Capital Title Agency, Inc. was $64,112 for total rent paid of $285,586 for the year ending December 31, 2002. The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2003	$ 356,504
2004	364,992
2005	302,282
2006	304,316
2007	314,484
2008 and beyond	476,810
	$ 2,119,388

Total rent expense for the year ended December 31, 2002 was $330,385.

Investment in Limited Liability Company-Consolidation
FFEC owns a 100% interest in Mortgages at First Financial, L.L.C. (an Arizona Limited Liability Company. During the year end, two members of the company terminated their interest in the company. All members participate in the placement of residential mortgages, under the management of FFEC.

The following information summarizes the activity of the limited liability company through December 31, 2002:

Total assets	$ 8,445
Total liabilities	3,144
Net assets	$ 5,301
Revenues	$ 174,868
Net income	$ 34,729
Company's Interest:	
Share of net income	$ 5,301
Equity in net assets	$ 5,301

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Notes to Financial Statements
December 31, 2002
(See Independent Auditors' Report)

NOTE F – RESERVE REQUIREMENT

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE G – DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2002 of .53%. The NASD requires that the clearing organization keep this security in a separate clearing account.

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents
The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Deposits with Clearing Organizations
The carrying amount reported in the balance sheet for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Marketable Securities/Short Sale Obligations
The Company purchases securities that are bought for the purpose of selling them in the near term (thus held only for a short time) and are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

The change in the not unrealized holding loss for the year, which is included in loss from operations, is as follows:

	Cost	Fair Market Value	Holding (Loss)
Marketable Securities	$ 147,314	$ 78,937	$ (68,377)
Net Investment Gains (Losses) - Unrealized			$ (7,733)

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Capital Lease Obligation
The carrying amount in the balance sheet for the capital lease obligation approximates its fair value because the interest rates on these instruments approximate interest rates charged on borrowings with similar risk.

NOTE I - SUBSEQUENT EVENTS

Business Locations
The Company is currently in negotiations to lease space in Sun City, Arizona to open an additional office. As of the date of the Independent Auditors' Report, no lease has been signed but management is actively pursuing its options.

Litigation
On February 14, 2003, a claim was filed against FFEC in circuit court in Seminole County, Florida alleging that FFEC is liable for causing the claimant to purchase stock which apparently has declined in value. The Company believes this claim has no merit and will aggressively defend its position.

Additional Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of General and Administrative Expenses
For the Year Ended December 31, 2002
(See Independent Auditors' Report)

Bad Debt Expense	$	19,004
Bank Charges		1,508
Continuing Education		511
Client Settlements		8,012
Depreciation Expense		22,345
Dues and Subscriptions		15,269
Employee Leasing		879,018
Information Systems Expense		123,817
Insurance Expense		10,466
Licenses and Regulatory Fees		43,228
Meals and Entertainment		10,311
Mortgage Loan Processing Fees		18,774
Office Expense		109,886
Outside Services		23,538
Postage and Delivery Service		25,662
Professional Fees		28,461
Rent		330,385
Repairs and Maintenance Expense		36,786
Taxes, Licenses & Fees		852
Telephone Expense		107,123
Transaction Fees		3,250
Travel		3,979
Total General and Administrative Expenses	$	1,822,185

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Supplemental Schedule of Computation of Net Capital
for Brokers and Dealers (Unconsolidated)
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2002

NET CAPITAL		
Total Shareholders' Equity Qualified for Net Capital	$	574,561
Adjustments to Stockholders' Equity		
Deductions and/or Charges - Total Non-Allowable Assets		
Net of Related Liabilties		(278,439)
Capital Lease Obligation Adjustment		22,506
Security Adjustment - Short Haircut Position		(11,841)
Undue Concentration - Short Haircut Position		(4,779)
Total Adjustments to Stockholders' Equity		(272,553)
Net Capital	$	302,008
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Conditions		
Other Accounts Payable and Accrued Liabilities	$	213,368
Total Aggregate Indebtedness	$	213,368
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required - greater of $250,000 or 66 2/3 % of aggregate indebtedness	$	250,000
Ratio: Aggregate indebtedness to Net Capital		.71 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	309,038
Net Audit Adjustments		
Rents Payable		(11,949)
Subsidiary Income Adjustment		(10,366)
Commissions Receivable (Net of Commissions Payable)		5,170
Other Audit Adjustments		10,115
Net Audit Adjustments		(7,030)
Net Capital, per above	$	302,008

The accompanying notes are an integral part of this statement.

R.C. Acosta, CPA, PC
Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480·951·5080
FAX 480·951·2541

**Independent Auditors' Report on Internal Control Structure
Required by SEC Rule 17a-5**

Board of Directors
First Financial Equity Corporation

In planning and performing our audit of the consolidated financial statements of First Financial Equity Corporation and its wholly owned subsidiary, Mortgages at First Financial, L.L.C. (the Company) for the year ended December 31, 2002, on which we issued our report dated February 28, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

> Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the Commission) above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the

Member:
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

R. C. Acosta, CPA, PC

R. C. Acosta, CPA, PC
Scottsdale, Arizona
February 28, 2003